Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation

Accountabilities, Inc.	Delaware
Corporate Resource Development, Inc.	Delaware
Insurance Overload Services, Inc.	Delaware
Integrated Consulting Group, Inc.	Delaware
Diamond Staffing services, Inc.	Delaware
TS Staffing Services, Inc.	Texas